KUSH BOTTLES, Inc.

1800 Newport Circle

Santa Ana, California 92705

January 25, 2018

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F. Street, NE

Washington, DC 20549

Attention: Pamela A. Long

Re:	Kush Bottles, Inc.
Registration Statement on Form S-3
Filed December 5, 2017
File No. 333-221910
Form 10-K for Fiscal Year Ended August 31, 2017
Filed November 28, 2017
File No. 0-55418

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Kush Bottles, Inc., a Delaware corporation (CIK No. 0001604627) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated December 28, 2017 from Pamela A. Long, Assistant Director of the Office of Manufacturing and Construction at the SEC, regarding (i) the Company’s Registration Statement on Form S-3 (File No. 333-221910), as filed with the SEC on December 5, 2017 (the “Form S-3”) and (ii) the Company’s Form 10-K for the fiscal year ended August 31, 2017, as filed with the SEC on November 28, 2017.

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 1 to the Form S-3 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-3.

S-3

General

1.	Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to “BPA-free” on page 1 and “NRS” on page 24.

Response of the Company:

In response to the Staff’s comment, the Registration Statement has been revised pursuant to Amendment No. 1 to explain the meaning of each abbreviation or acronym, including, but not limited to, “BPA” and “NRS”, when introduced in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2018

Exhibits 5.2 and 23.2

2.	Revise the consent to include the use of the name of the firm of Holley Driggs Walch Fine Wray Puzey & Thompson, LTD under “Legal Matters” on page 40 in the registration statement.

Response of the Company:

In response to the Staff’s comment, a revised legal opinion of Holley Driggs Walch Fine Wray Puzey & Thompson, LTD has been filed as Exhibits 5.2 and 23.2 to Amendment No. 1, which consents to the use of such firm’s name under “Legal Matters” in the Registration Statement.

10-K

Sources and Availability of Products, page 6; Note 3 – Concentrations of Risk, Supplier Concentration, page F-19

3.	Disclosure states that two vendors accounted for 22% and 24% of total inventory purchases for the years ended August 31, 2017 and August 31, 2016. In future filings, identify your principal suppliers in the business section. See Item 101(h)(4)(v) of Regulation S-K.

Response of the Company:

The Company acknowledges the Staff’s comment and hereby undertakes to identify its principal suppliers in the description of the Company’s business in its future Annual Reports on Form 10-K and, to the extent that supplier concentration is discussed in the notes to financial statements in the Company’s future Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q, to identify the Company’s principal suppliers in the notes to financial statements in those reports. To that end, the Company identified its material suppliers in Note 3, “Concentrations of Risk—Supplier Concentrations” to the unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 16, 2018 (the “Form 10-Q”).

Recent Sales of Unregistered Securities, page 20

4.	In future filings, for any securities sold otherwise than for cash, state the value of the securities that you issued. For example, disclosure states that you granted 29,796 shares of your common stock for services subsequent to August 31, 2017 and through the date of this filing. See Item 701(c) of Regulation S-K.

Response of the Company:

The Company acknowledges the Staff’s comment and hereby undertakes to state the value of the securities that it issued otherwise than for cash in future filings, including disclosures relating to recent issuances of unregistered securities for services pursuant to contracts in the Company’s Annual Reports on 10-K and Quarterly Reports on 10-Q. To that end, the Company included the following disclosure under Part II, Item 2 – Unregistered Sales of Equity Securities in the Form 10-Q:

During the three months ended November 30, 2017, we granted 27,231 shares of common stock for services pursuant to contracts, with an aggregate fair market value of $54,077.

Subsequent to November 30, 2017 and through the date of this filing, we granted 6,803 unregistered shares of Company common stock for services pursuant to contracts, with an aggregate fair market value of $20,749.

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2018

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7300 or our attorney, Josef B. Volman, Esq. at (617) 345-3895.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

January 25, 2018

Sincerely,

KUSH BOTTLES, Inc.

By: /s/ Jim McCormick

Jim McCormick

Chief Financial Officer and Chief Operating Officer

cc:	Nicholas Kovacevich, Chairman and Chief Executive Officer of Kush Bottles, Inc.
Josef B. Volman, Esq., Burns & Levinson LLP